                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                    OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ______ to _________.

                      Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

           COMMERCIAL BANCSHARES, INC., EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(K) PROVISIONS)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            WesBanco, Inc.
                             1 Bank Plaza
                          Wheeling, WV 26003

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                       (WITH 401(k) PROVISIONS)
                          DECEMBER 31, 1997


                           TABLE OF CONTENTS

                                                          STATEMENT   PAGE

Independent Auditors' Report                                           3-4

Statement of Net Assets Available for Benefits With
 Fund Information at December 31, 1997                          I       5

Statement of Net Assets Available for Benefits With
 Fund Information at December 31, 1996                         II       6

Statement of Changes in Net Assets Available for Benefits
 With Fund Information for the Year Ended December 31, 1997   III       7

Statement of Changes in Net Assets Available for Benefits
 With Fund Information for the Year Ended December 31, 1996    IV       8

Notes to Financial Statements                                          9-16


SUPPLEMENTAL INFORMATION

Consent of Independent Auditors                                         18

                     INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(With 401(k) Provisions)
Parkersburg, West Virginia


    We have audited the accompanying statements of net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan
(With 401(k) Provisions) as of December 31, 1997 and 1996, and the changes in its net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(With 401(k) Provisions)
Parkersburg, West Virginia

Page Two



    Our audits of the Plan's financial statements as of and for the year ended December 31, 1997, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, leases in default or classified as uncollectible, reportable transactions, and nonexempt transactions as of and for the year ended
December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1997 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/ Harman, Thompson, Mallory & Ice, A.C.


Parkersburg, West Virginia
May 5, 1998

                              COMMERCIAL BANCSHARES, INC.
                            EMPLOYEE STOCK OWNERSHIP PLAN
                               (WITH 401(k) PROVISIONS)
         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997                 STATEMENT I


                                                PARTICIPANT DIRECTED
                                          ------------------------------------------------------------------------------
                                                                                        GROWTH
                                                       AGGRESSIVE                         AND              FEDERATED
                                            GENERAL      GROWTH      GROWTH    INCOME   INCOME              MAX-CAP
                                              FUND        FUND        FUND      FUND     FUND    T-FUND      FUND

ASSETS
 Investments, at Fair Value
  Money Market Funds:
   Commercial Bank Money Market Fund        $  41,654  $            $          $         $       $         $
  Certificates of Deposit                      10,000
  U.S.Government Securities                   597,864
  State and Municipal Government
      Securities                               50,018
  Corporate Bonds and Debentures              106,450
  Shares of Registered Investment Companies:
   Federated Managed Aggressive Growth Fund              46,449
   Federated Managed Growth Fund                                       49,244
   Federated Managed Income Fund                                                12,505
   Federated Managed Growth and Income Fund                                               38,756
   Federated Max-Cap Fund                                                                                   67,839
   Harbor Bond Fund
   Harbor Capital Appreciation Fund
   Harbor International Fund II
   Provident Institutional Fund                                                                    1,578
  Common Stock                              1,719,304
  Commercial BancShares, Inc. Common Stock
  Participant Loans Receivable
                                           ----------  --------      -------- --------  -------- -------  --------
        TOTAL INVESTMENTS                  $2,525,290  $ 46,449      $ 49,244 $ 12,505  $ 38,756 $ 1,578  $ 67,839
                                           ----------  --------      -------- --------  -------- -------  --------

 Receivables:
  Employer's Contributions                 $           $             $        $         $        $        $
  Interest and Dividends                                  2,707         3,921      217     2,520       7
                                           ----------  --------      -------- --------  -------- -------  --------
        TOTAL RECEIVABLES                  $        0  $  2,707      $  3,921 $    217  $  2,520 $     7  $      0
                                           ----------  --------      -------- --------  -------- -------  --------
TOTAL ASSETS                               $2,525,290  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
                                           ----------  --------      -------- --------  -------- -------  --------

LIABILITIES
Assets Held in Suspense under
  IRC Section 415 Limits                   $           $             $        $         $        $        $
                                           ----------  --------      -------- --------  -------- -------  --------
TOTAL LIABILITIES                          $        0  $      0      $      0 $      0  $      0 $     0  $      0
                                           ----------  --------      -------- --------  -------- -------  --------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING              $2,525,290  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
INTERFUND TRANSFERS PENDING                       (32)        0             0        0         0       0         0
                                           ----------  --------      -------- --------  -------- -------  --------
NET ASSETS AVAILABLE FOR BENEFITS          $2,525,258  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
                                           ==========  ========      ======== ========  ======== =======  ========



                              COMMERCIAL BANCSHARES, INC.
                            EMPLOYEE STOCK OWNERSHIP PLAN
                               (WITH 401(k) PROVISIONS)
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997              STATEMENT I(cont.)


                                                                                         NON-
                                                                                       PARTICIPANT
                                                PARTICIPANT DIRECTED                    DIRECTED
                                         --------------------------------------------- -----------
                                                       HARBOR
                                                      CAPITAL        HARBOR
                                            HARBOR    APPRECIA-      INTER-
                                             BOND       TION         NATIONAL    STOCK     STOCK
                                             FUND       FUND         FUND        FUND      FUND          TOTAL
ASSETS
 Investments, at Fair Value
  Money Market Funds:
   Commercial Bank Money Market Fund       $          $             $        $    8,660  $   25,945   $   76,259
  Certificates of Deposit                                                                                 10,000
  U.S.Government Securities                                                                              597,864
  State and Municipal Government Securities                                                               50,018
  Corporate Bonds and Debentures                                                                         106,450
    Shares of Registered Investment Companies:
   Federated Managed Aggressive Growth Fund                                                               46,449
   Federated Managed Growth Fund                                                                          49,244
   Federated Managed Income Fund                                                                          12,505
   Federated Managed Growth and Income Fund                                                               38,756
   Federated Max-Cap Fund                                                                                 67,839
   Harbor Bond Fund                           24,360                                                      24,360
   Harbor Capital Appreciation Fund                     126,577                                          126,577
   Harbor International Fund II                                     23,650                                23,650
   Provident Institutional Fund                                                                            1,578
  Common Stock                                                                                         1,719,304
  Commercial BancShares, Inc. Common Stock                                    3,571,812  10,576,451   14,148,263
  Participant Loans Receivable                                                               37,340       37,340
                                           ---------  ---------  ---------   ---------- -----------  -----------
        TOTAL INVESTMENTS                  $  24,360  $ 126,577  $  23,650   $3,580,472 $10,639,736  $17,136,456
                                           ---------  ---------  ---------   ---------- -----------  -----------
Receivables:
  Employer's Contributions                 $          $          $           $          $   394,104  $   394,104
  Interest and Dividends                         807     20,847      1,271                       92       32,389
                                           ---------  ---------  ---------   ---------- -----------  -----------
        TOTAL RECEIVABLES                  $     807  $  20,847  $   1,271   $        0 $   394,196  $   426,493
                                           ---------  ---------  ---------   ---------- -----------  -----------
TOTAL ASSETS                               $  25,167  $ 147,424  $  24,921   $3,580,472 $11,033,932  $17,562,949
                                           ---------  ---------  ---------   ---------- -----------  -----------
LIABILITIES
Assets Held in Suspense under
  IRC Section 415 Limits                   $          $          $           $          $        79  $        79
                                           ---------  ---------  ---------   ---------- -----------  -----------
TOTAL LIABILITIES                          $       0  $       0  $       0   $        0 $        79  $        79
                                           ---------  ---------  ---------   ---------- -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING              $  25,167  $ 147,424  $  24,921   $3,580,472 $11,033,853  $17,562,870
INTERFUND TRANSFERS PENDING                        0          0          0         (340)        372            0
                                           ---------  ---------  ---------   ---------- -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS          $  25,167  $ 147,424  $  24,921   $3,580,132 $11,034,225  $17,562,870
                                           =========  =========  =========   ========== ===========  ===========



The accompanying notes are an integral part of these financial statements.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1996                 STATEMENT II


                                                     PARTICIPANT DIRECTED
                                               ------------------------------------------------------------------------------
                                                                                               GROWTH
                                                            AGGRESSIVE                          AND               FEDERATED
                                                 GENERAL      GROWTH      GROWTH    INCOME     INCOME              MAX-CAP
                                                   FUND        FUND        FUND      FUND       FUND    T-FUND      FUND

ASSETS
 Investments, at Fair Value
   Money Market Funds:
   Federal Portfolio Goldman Sachs Fund        $ 60,574    $            $           $          $         $        $
   Certificates of Deposit                       10,000
   U.S.Government Securities                    524,461
   State and Municipal Government Securities     25,055
   Corporate Bonds and Debentures               103,816
   Shares of Registered Investment Companies:
    Federated Managed Aggressive Growth Fund                  97,595
    Federated Managed Growth Fund                                        128,488
    Federated Managed Income Fund                                                     31,598
    Federated Managed Growth and Income Fund                                                     51,692
   Common Stock                               1,219,907
   Commercial BancShares, Inc. Common Stock
   Participant Loans Receivable
                                              ---------   ----------    --------    --------   --------  -------- ---------
    TOTAL INVESTMENTS                        $1,943,813   $   97,595    $128,488    $ 31,598   $ 51,692  $      0 $       0
                                              ---------   ----------    --------    --------   --------  -------- ---------

  Cash, Non-Interest Bearing                 $        0   $      301    $    401    $    228   $    101  $      0 $       0
                                              ---------   ----------    --------    --------   --------  -------- ---------
  Receivables:
   Employer's Contributions                  $            $             $           $          $         $        $
   Interest and Dividends                           342        3,482       4,399         451      1,204
                                              ---------   ----------    --------    --------   --------  -------- ---------
       TOTAL RECEIVABLES                     $      342   $    3,482    $  4,399    $    451   $  1,204  $      0 $       0
                                              ---------   ----------    --------    --------   --------  -------- ---------
TOTAL ASSETS                                 $1,944,155   $  101,378    $133,288    $ 32,277   $ 52,997  $      0 $       0
                                              ---------   ----------    --------    --------   --------  -------- ---------
LIABILITIES
 Due to Broker for Securities Purchased      $            $             $           $          $         $        $
 Assets Held in Suspense under IRC
    Section 415 Limits
                                              ---------   ----------    --------    --------   --------  -------- ---------
TOTAL LIABILITIES                            $        0   $        0    $      0    $      0   $      0  $      0 $       0
                                              ---------   ----------    --------    --------   --------  -------- ---------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING                $1,944,155   $  101,378    $133,288    $ 32,277   $ 52,997  $      0 $       0
  INTERFUND TRANSFERS PENDING                      (214)          38         (38)          0          0         0         0
                                             ----------   ----------    --------    --------   --------  -------- ---------
  NET ASSETS AVAILABLE FOR BENEFITS          $1,943,941   $  101,416    $133,250    $ 32,277   $ 52,997  $      0 $       0
                                             ==========   ==========    ========    ========   ========  ======== =========




                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1996                 STATEMENT II(cont)


                                                                                                NON-
                                                                                             PARTICIPANT
                                                     PARTICIPANT DIRECTED                      DIRECTED
                                               ------------------------------------------     ----------
                                                            HARBOR
                                                            CAPITAL       HARBOR
                                                 HARBOR    APPRECIA-      INTER-
                                                  BOND       TION         NATIONAL    STOCK       STOCK
                                                  FUND       FUND          FUND       FUND        FUND          TOTAL
ASSETS
 Investments, at Fair Value
  Money Market Funds:
   Federal Portfolio Goldman Sachs Fund        $         $            $           $    14,043   $   55,491  $   130,108
   Certificates of Deposit                                                                                       10,000
   U.S.Government Securities                                                                                    524,461
   State and Municipal Government Securities                                                                     25,055
   Corporate Bonds and Debentures                                                                               103,816
   Shares of Registered Investment Companies:
    Federated Managed Aggressive Growth Fund                                                                     97,595
    Federated Managed Growth Fund                                                                               128,488
    Federated Managed Income Fund                                                                                31,598
    Federated Managed Growth and Income Fund                                                                     51,692
   Common Stock                                                                                               1,219,907
   Commercial BancShares, Inc. Common Stock                                         1,517,434    4,487,558    6,004,992
   Participant Loans Receivable                                                                     40,244       40,244
                                              ---------   ----------    --------   ----------   ----------  -----------
    TOTAL INVESTMENTS                        $        0   $        0    $      0   $1,531,477   $4,583,293  $ 8,367,956
                                              ---------   ----------    --------   ----------   ----------  -----------

  Cash, Non-Interest Bearing                 $        0   $        0    $      0   $        0   $        0  $     1,031
                                              ---------   ----------    --------   ----------   ----------  -----------
  Receivables:
   Employer's Contributions                  $            $             $          $            $  376,680  $   376,680
   Interest and Dividends                                                                  39          624       10,541
                                              ---------   ----------    --------   ----------   ----------  -----------
       TOTAL RECEIVABLES                     $        0   $        0    $      0   $       39   $  377,304  $   387,221
                                              ---------   ----------    --------   ----------   ----------  -----------
TOTAL ASSETS                                 $        0   $        0    $      0   $1,531,516   $4,960,597  $ 8,756,208
                                              ---------   ----------    --------   ----------   ----------  -----------
LIABILITIES
 Due to Broker for Securities Purchased      $            $             $          $   12,473   $   50,186  $    62,659
   Assets Held in Suspense under IRC
    Section 415 Limits                                                                               1,825        1,825
                                              ---------   ----------    --------   ----------   ----------  -----------
TOTAL LIABILITIES                            $        0   $        0    $      0   $   12,473   $   52,011  $    64,484
                                              ---------   ----------    --------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING                $        0   $        0    $      0   $1,519,043   $4,908,586  $ 8,691,724
  INTERFUND TRANSFERS PENDING                         0            0           0            0          214            0
                                              ---------   ----------    --------   ----------   ----------  -----------
  NET ASSETS AVAILABLE FOR BENEFITS          $        0   $        0    $      0   $1,519,043   $4,908,800  $ 8,691,724
                                             ==========   ==========    ========   ==========   ==========  ===========



                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1997                    STATEMENT III


                                    PARTICIPANT DIRECTED
                          ------------------------------------------------------------------------------------------------
                                                                                          GROWTH
                                                      AGGRESSIVE                            AND                  FEDERATED
                                          GENERAL      GROWTH       GROWTH     INCOME     INCOME                  MAX-CAP
                                            FUND        FUND         FUND       FUND       FUND       T-FUND       FUND
ADDITION
Additions to Net Assets Attributed To:
 Investment Income:
  Net Appreciation (Depreciation) in Fair
   Value of Investments                  $  484,104  $  13,258     $  11,088  $     603  $   2,385  $           $     (797)
   Interest                                  49,849
   Dividends                                 30,145      4,590         6,651      1,429      4,198          51       2,453
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL INVESTMENT INCOME                  $  564,098  $  17,848     $  17,739  $   2,032  $   6,583  $       51  $    1,656
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
  Contributions
    Participants'                        $   85,456  $  34,541     $  23,041  $     600  $   7,239  $    2,035  $    9,390
    Employer's
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL CONTRIBUTIONS                      $   85,456  $  34,541     $  23,041  $     600  $   7,239  $    2,035  $    9,390
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

TOTAL ADDITIONS                          $  649,554  $  52,389     $  40,780  $   2,632  $  13,822  $    2,086  $   11,046
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants          $   60,957  $     910     $  21,237  $   9,610  $     727  $       35  $       63
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL DEDUCTIONS                         $   60,957  $     910     $  21,237  $   9,610  $     727  $       35  $       63
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

Net Increase (Decrease) Prior to
  Interfund Transfers                    $  588,597  $  51,479     $  19,543  $  (6,978) $  13,095  $    2,051  $   10,983
Interfund Transfers                          (7,280)  (103,739)      (99,628)   (12,577)   (24,816)       (466)     56,856
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
NET INCREASE (DECREASE)                  $  581,317  $ (52,260)    $ (80,085) $ (19,555) $ (11,721) $    1,585  $   67,839

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                       1,943,941    101,416       133,250     32,277     52,997           0           0
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
END OF YEAR                              $2,525,258  $  49,156     $  53,165  $  12,722  $  41,276  $    1,585  $   67,839
                                         ==========  =========     =========  =========  =========  ==========  ==========






                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1997                    STATEMENT III(CONT)

                                                                                            NON-
                                                                                         PARTICIPANT
                                         PARTICIPANT DIRECTED                              DIRECTED
                                       -----------------------------------------------   ------------
                                                    HARBOR
                                                    CAPITAL        HARBOR
                                         HARBOR    APPRECIA-       INTER-
                                          BOND       TION         NATIONAL      STOCK       STOCK
                                          FUND       FUND           FUND         FUND        FUND        TOTAL
ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation) in
      Fair Value of Investments         $    (664)  $  (23,476)  $   (3,594)  $1,868,214  $5,671,563  $8,022,684
    Interest                                                                       1,816       6,150      57,815
    Dividends                               1,187       20,847        1,271       48,599     145,962     267,383
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL INVESTMENT INCOME                 $     523   $   (2,629)  $   (2,323)  $1,918,629  $5,823,675  $8,347,882
                                        ---------   ----------   ----------   ----------  ----------  ----------
  Contributions:
    Participants'                       $   2,990   $   15,076   $    4,030   $  154,605  $    2,279  $  341,282
    Employer's                                                                               395,849     395,849
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL CONTRIBUTIONS                     $   2,990   $   15,076   $    4,030   $  154,605  $  398,128  $  737,131
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL ADDITIONS                         $   3,513   $   12,447   $    1,707   $2,073,234  $6,221,803  $9,085,013
                                        ---------   ----------   ----------   ----------  ----------  ----------
DEDUCTIONS
Deductions from Net Assets
  Attributed To:
   Benefits Paid to Participants        $           $      318   $            $   23,634  $   96,376  $  213,867
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL DEDUCTIONS                        $       0   $      318   $        0   $   23,634  $   96,376  $  213,867
                                        ---------   ----------   ----------   ----------  ----------  ----------
Net Increase (Decrease) Prior to
  Interfund Transfers                   $   3,513   $   12,129   $    1,707   $2,049,600  $6,125,427  $8,871,146
Interfund Transfers                        21,654      135,295       23,214       11,489          (2)          0
                                        ---------   ----------   ----------   ----------  ----------  ----------
NET INCREASE (DECREASE)                 $  25,167   $  147,424   $   24,921   $2,061,089  $6,125,425  $8,871,146

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                             0            0            0    1,519,043   4,908,800   8,691,724
                                        ---------   ----------   ----------   ----------  ----------  ----------
END OF YEAR                             $  25,167   $  147,424   $   24,921   $3,580,132 $11,034,225 $17,562,870
                                        =========   ==========   ==========   ==========  ==========  ==========





The accompanying notes are an integral part of these financial statements.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1996                     STATEMENT IV


                                    PARTICIPANT DIRECTED
                          ------------------------------------------------------------------------------------------------
                                                                                          GROWTH
                                                      AGGRESSIVE                            AND                   FEDERATED
                                          GENERAL      GROWTH       GROWTH     INCOME     INCOME                   MAX-CAP
                                            FUND        FUND         FUND       FUND       FUND        T-FUND       FUND

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation) in
     Fair Value of Investments            $  209,031   $   5,023  $   4,454   $   (251)  $     292   $           $
    Interest                                  36,281
    Dividends                                 31,018       6,962     10,215      2,296       3,499
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
TOTAL INVESTMENT INCOME                   $  276,330   $  11,985  $  14,669   $  2,045   $   3,791   $        0  $        0
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
  Contributions:
    Participants'                         $   63,908   $  38,639  $  27,665   $  4,284   $  17,703   $           $
    Employer's
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
TOTAL CONTRIBUTIONS                       $   63,908   $  38,639  $  27,665   $  4,284   $  17,703   $        0  $        0
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
TOTAL ADDITIONS                           $  340,238   $  50,624  $  42,334   $  6,329   $  21,494   $        0  $        0
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------

DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to Participants           $  110,014   $   2,209  $   1,161   $  1,315   $     185   $           $
                                          ----------   ---------  ---------   --------   ---------   ----------  ---------
TOTAL DEDUCTIONS                          $  110,014   $   2,209  $   1,161   $  1,315   $     185   $        0  $        0
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
Net Increase Prior to Interfund
  Transfers                               $  230,224   $  48,415  $  41,173   $  5,014   $  21,309   $           $
Interfund Transfers                             (214)
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------

NET INCREASE                              $  230,010   $  48,415  $  41,173   $  5,014   $  21,309   $        0  $        0

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                        1,713,931      53,001     92,077     27,263      31,688            0           0
                                          ----------   ---------  ---------   --------   ---------   ----------  ----------
END OF YEAR                               $1,943,941   $ 101,416  $ 133,250   $ 32,277   $  52,997   $        0  $        0
                                          ==========   =========  =========   ========   =========   ==========  ==========




                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1996                 STATEMENT IV(cont)



                                                                                              NON-
                                                                                          PARTICIPANT
                                         PARTICIPANT DIRECTED                               DIRECTED
                                       -----------------------------------------------    -----------
                                                    HARBOR
                                                    CAPITAL        HARBOR
                                         HARBOR    APPRECIA-       INTER-
                                          BOND       TION         NATIONAL      STOCK        STOCK
                                          FUND       FUND           FUND        FUND         FUND         TOTAL

ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation) in
      Fair Value of Investments         $          $           $              $  150,340   $  460,213  $  829,102
    Interest                                                                                    2,679      38,960
    Dividends                                                                     42,952      128,462     225,404
                                        ---------  ----------  ----------     ----------   ----------  ----------
TOTAL INVESTMENT INCOME                 $       0  $        0  $        0     $  193,292   $  591,354  $1,093,466
                                        ---------  ----------  ----------     ----------   ----------  ----------
  Contributions:
    Participants'                       $          $           $              $  137,672   $           $  289,871
    Employer's                                                                                381,912     381,912
                                        ---------  ----------  ----------     ----------   ----------  ----------
TOTAL CONTRIBUTIONS                     $       0  $        0  $        0     $  137,672   $  381,912  $  671,783
                                        ---------  ----------  ----------     ----------   ----------  ----------
TOTAL ADDITIONS                         $       0  $        0  $        0     $  330,964   $  973,266  $1,765,249
                                        ---------  ----------  ----------     ----------   ----------  ----------
DEDUCTIONS
Deductions from Net Assets
 Attributed To:
  Benefits Paid to Participants         $          $           $              $   37,610   $  192,734  $  345,228
                                        ---------  ----------  ----------     ----------   ----------  ----------
TOTAL DEDUCTIONS                        $       0  $        0  $        0     $   37,610   $  192,734  $  345,228
                                        ---------  ----------  ----------     ----------   ----------  ----------
Net Increase Prior to
  Interfund Transfers                   $          $           $              $  293,354   $  780,532  $1,420,021
Interfund Transfers                                                                               214           0
                                        ---------  ----------  ----------     ----------   ----------  ----------
NET INCREASE                            $       0  $        0  $        0     $  293,354   $  780,746  $1,420,021

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                             0           0           0      1,225,689    4,128,054   7,271,703
                                        ---------  ----------  ----------     ----------   ----------  ----------
END OF YEAR                             $       0  $        0  $        0     $1,519,043   $4,908,800  $8,691,724
                                        =========  ==========  ==========     ==========   ==========  ==========




The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1:	DESCRIPTION OF PLAN

    The following brief description of Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

    The Plan is a defined contribution plan covering substantially all employees of Commercial BancShares, Inc. and its Subsidiaries (Commercial Banking and Trust Company, Jackson County Bank, Farmers & Merchants Bank of Ritchie County, Dime Bank, Union Bank of Tyler County, The Community Bank, The Bank of Paden City, and Hometown Finance Company). The Plan operates as an employee stock ownership plan with Section 401(k) provisions and is designed to comply with the regulations of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by Commercial BancShares, Inc.'s Board of Directors. The Trust Department of Commercial Banking and Trust Company (A Wholly-Owned Subsidiary of Commercial BancShares, Inc.) is the custodian of the Plan's assets.

Eligibility and Participation

    To be eligible to participate in the Plan, employees who are employed by the Company and its Subsidiaries must complete one year of service (1,000 hours) and attain age 21. The participant may join the Plan on January 1 immediately following eligibility requirements. Participants who have not met eligibility requirements during such plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of Company contributions for such year.

Contributions

    Two types of employer contributions may be made to the Plan: (1) Optional Contributions (discretionary contributions made by the Company as determined by the Board of Directors) and (2) Matching Contributions (Company matches, up to a certain percentage of salary reduction contributions made by the participant). For 1997, the amount of this Matching Contribution is 50% of the employee's contribution, up to a maximum of 4% of the employee's annual compensation.

    Participants may elect to contribute from a minimum of 1% up to a maximum of 15% of pretax annual compensation, subject to Internal Revenue Code limits. Participants may also contribute amounts representing distributions from other qualified plans.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1:	DESCRIPTION OF PLAN  (CONTINUED)

Allocations to Participants' Accounts

    Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings, and
(c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Optional Contributions are prorated based on the participants' compensation. Company Matching Contributions are allocated on a prorated basis based on the participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Optional or Matching Contributions. The Optional Account is subject to vesting provisions.

Vesting

    Vesting is based on years of service. Vesting commences after two years of credited service, at which time the participant is 20 percent vested. A participant is 100 percent vested after six years of credited service from the date of employment. Upon death, retirement, or total disability, a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and matching contributions.

Investment Options

    Upon enrollment in the Plan, a participant may direct his salary reduction contribution into any of the following investment options.

    Prior to July 1, 1997:

    General Fund - Funds are invested in securities of the U. S. Government or its agencies, corporate bonds, and equity securities of established companies.

    Stock Fund - Funds are invested primarily in Company stock. If no stock is currently available for purchase, funds are deposited into money market funds and/or mutual funds until stock does become available.

    Aggressive Growth Fund - Funds are invested in the Federated Managed Aggressive Growth Fund. This fund invests 60 to 100 percent of its assets in equity securities and 0 to 40 percent in bonds.

    Growth Fund - Funds are invested in the Federated Managed Growth Fund. This fund invests 50 to 70 percent of its assets in equity securities and 30 to 50 percent in bonds.

                           COMMERCIAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:	DESCRIPTION OF PLAN  (CONTINUED)

Investment Options  (Continued)

    Prior to July 1, 1997:  (Continued)

    Income Fund - Funds are invested in the Federated Managed Income
    Fund. The Fund invests 10 to 30 percent of its assets in equity securities and 70 to 90 percent in bonds.

    Growth and Income Fund - Funds are invested in the Federated Managed Growth and Income Fund. This Fund invests 30 to 50 percent of its assets in equity securities and 50 to 70 percent in bonds.

    After July 1, 1997:

    General Fund - Funds are invested in securities of the U. S. Government or its agencies, corporate bonds, and equity securities of established companies.

    Stock Fund - Funds are invested primarily in Company stock. If no stock is currently available for purchase, funds are deposited into money market funds and/or mutual funds until stock does become available.

    T-Fund - Funds are invested in the Provident Institutional Fund. This fund invests in a portfolio consisting of U. S. Treasury bills, notes, and direct obligations of the U. S. Treasury and repurchase agreements relating to direct Treasury obligations.

    Federated Max-Cap Fund - Funds are invested in publicly-traded common stocks.

    Harbor Bond Fund - Funds are invested in an actively-managed portfolio of fixed-income securities.

    Harbor Capital Appreciation Fund - Funds are invested in a portfolio of equity securities of established companies with above-average prospects for growth.

    Harbor International Fund - Funds are invested in a portfolio of non-U.
    S. equity securities.

    Participants may change their investment options effective January 1 or July 1.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 1:	DESCRIPTION OF PLAN  (CONTINUED)

Participant Loans Receivable

    Participants may apply for a loan from their vested account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their vested account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase or construct a principal residence.

Voting Rights

    The Trustee of the Plan will vote all Company Stock held as part of the Plan assets, provided that the participant be entitled to direct the Trustee as to the manner in which voting rights on shares of Company Stock which are allocated to the participant's account are to be exercised (i) with respect to any corporate matter which involves the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction, and (ii) with respect to all corporate matters if, at the time of the vote thereon, the Company Stock is a "registration-type" class of securities. If the participant does not timely exercise their right to vote Company Stock, the Trustee will vote such Company Stock.

Plan Distributions

    Distributions from the Plan will be made upon termination of service due to a participant's retirement, death (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), disability, or otherwise terminates employment with the Company and its Subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

    The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

                         COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

    Investment in Commercial BancShares, Inc. common stock is valued at quoted market prices.

    Investments in government securities, corporate bonds, and common stock are carried at quoted market prices.

    Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

    The investments in Commercial Banking and Trust Company money market funds, certificates of deposit, and participant loans are recorded at cost which approximates fair market value.

    Dividends and interest received from investments are recorded as earned on an accrual basis.

    The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Purchases and sales of securities are recorded on a trade-date basis.

Employer Contributions

    Employer contributions are accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

Payment of Benefits

    Benefits are recorded when paid.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

Forfeited Accounts

    At December 31, 1997 and 1996, forfeited nonvested accounts totaled $614 and $8,883, respectively. These accounts were allocated to all remaining participants of the Plan.

Reclassification of Prior Years' Statements

    Certain items previously reported have been reclassified to conform with current year's classification.

NOTE 3:	INVESTMENTS

    The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments at December 31, 1997 and 1996. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                     1997            1996
Investments at Fair Value as Determined by        -----------     -----------
  Quoted Market Price
Money Market Funds                                $         0     $   130,108
U. S. Government Securities                           597,864         524,461
State and Municipal Government Securities              50,018          25,055
Corporate Bonds and Debentures                        106,450         103,816
Shares in Registered Investment Companies             390,958         309,373
Common Stock                                        1,719,304       1,219,907
Commercial BancShares, Inc. Common Stock -
  170,461 and 142,976 Allocated Shares in 1997
   and 1996, Respectively                          14,148,263       6,004,992
                                                 ------------    ------------
                                                 $ 17,012,857    $  8,317,712
                                                 ------------    ------------
Investments at Estimated Value
Money Market Funds                               $     76,259    $          0
Certificates of Deposit                                10,000          10,000
Participant Loans                                      37,340          40,244
                                                 ------------    ------------
                                                 $    123,599    $     50,244
                                                 ------------    ------------
TOTAL INVESTMENTS                                $ 17,136,456    $  8,367,956
                                                 ============    ============

    The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $8,022,684 and $829,102 for the years ended December 31, 1997 and 1996, respectively.

                       COMMERCIAL BANCSHARES, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN
                       (WITH 401(k) PROVISIONS)
                     NOTES TO FINANCIAL STATEMENTS

NOTE 3:	INVESTMENTS  (CONTINUED)

                                                 1997    1996
Investments at Fair Value as
  Determined by Quoted Market Price
U. S. Government Securities                   $     3,752     $    (5,912)
State and Municipal Government Securities             932              55
Corporate Bonds and Debentures                      2,633          (2,895)
Shares in Registered Investment Companies          (1,197)          9,518
Common Stock                                      476,787          217,783
Commercial BancShares, Inc. Common Stock        7,539,777          610,553
                                              -----------      -----------
                                              $ 8,022,684      $   829,102
                                              -----------      -----------
Investments at Estimated Value                $         0      $         0
                                              -----------      -----------
NET CHANGE IN FAIR VALUE                      $ 8,022,684      $   829,102
                                              ===========      ===========

NOTE 4:	ADMINISTRATION OF PLAN ASSETS

    The Plan's assets, which consist principally of Commercial BancShares, Inc. common shares, are held by the Trustee of the Plan.

    Company contributions are held and managed by the Trustee which invests cash received, interest, and dividend income and makes distributions to participants.

    Certain administrative functions are performed by officers or employees of the Company or its participating Subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses and trust fees may be paid directly by the Company.

NOTE 5:	SUSPENSE ACCOUNTS

    During the Plan years 1997 and 1996, a suspense account in the amount of $79 and $1,825, respectively, was established to meet qualification standards of IRC Section 415 annual additions testing. The amount is being held from allocations of the employer optional contribution. The suspense account will be allocated to the appropriate participants in the next Plan year while taking into consideration the annual additions at that time.

                           COMMERCIAL BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                             (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6:	RELATED PARTY TRANSACTIONS

    Administrative expenses, trust fees, and legal fees were paid by the Company at its option. During 1997 and 1996, the Plan purchased 13,069 shares and 12,710 shares of Employer Securities at a cost of $605,203 and $509,464, respectively. In 1997, the Plan also received 14,416 shares due to a stock dividend declared on February 13, 1997. Investment income consists of dividends received on Company stock of $194,561 and $159,134 for the years ended December 31, 1997 and 1996, respectively.

NOTE 7:	INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter, dated January 31, 1994, stating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8:	PLAN TERMINATION

    Although it has not expressed any intent to do so, Commercial BancShares, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                                                   SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            COMMERCIAL BANCSHARES, INC.
                                            EMPLOYEE STOCK OWNERSHIP PLAN
                                            (WITH 401(K) PROVISIONS)
                                            -----------------------------
                                                   (Name of Plan)


June 26, 1998
-------------
    Date                                    /s/ Paul M. Limbert
                                            -------------------
                                            Executive Vice President & Chief
                                            Financial Officer